U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           Notification of Late Filing

                         Commission file number 0-11104


            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                        For Period Ended: March 31, 2000

                                     PART I

                               NOBLE ROMAN'S, INC.
                 (Name of small business issuer in its charter)


            Indiana                                            35-1281154
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                          Identification No.)

                         One Virginia Avenue, Suite 800
                           Indianapolis, Indiana 46204
                    (Address of principal executive offices)

Issuer's telephone number:  (317) 634-3377
Securities registered under Section 12(b) of the Act:  None
Securities registered under Section 12(g) of the Act:  Common Stock

                                     PART II

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b as follows:

[x] (a) For reasons described in Part III, Form 10-Q for the quarter ended March
        31, 2000 cannot be filed timely without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file subject form.

[x] (b) Form 10-Q will be filed on or before the 15th day following its current due date of May 15, 2000.

[ ] (c) The accounting statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

        As a result of the Company's decision to discontinue the portion of its business which operated Company-owned full-service restaurants necessitating a major change in reporting its 1999 operations and as a result of a significant three-party transaction to obtain additional capital, which has been reported on Form 8-K dated February 21, 2000, the Company was unable to timely complete Form 10-Q for the quarter ended March 31, 2000. Form 10-Q for the period ended March 31, 2000 will be filed promptly upon completion.

                                     PART IV

        (1) Name and telephone number of person to contact in regard to this modification:

Paul W. Mobley, Chairman,  (317) 634-3377.
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        (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes [X] No

        Form 10-K for the year ended December 31, 1999 has not been completed.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

When completed, the Company will expect to report on Form 10-Q for the quarter ended March 31, 2000 a net income of approximately $20 thousand for the period compared to a net loss for the same period in 1999 of $442 thousand. This improvement is a result of continued growth in the number of franchised locations and the result of the Company making the decision to discontinue operating Company-owned full-service restaurants, which will be franchised in the future. Revenues from Express royalties and fees less operating expenses for the Express franchising has grown from $299 thousand to approximately $625 thousand in the three month period ended March 31, 2000 compared to the same period in 1999. In addition, General and Administrative expense has decreased from $665 thousand to approximately $328 thousand and interest expense has decreased from $369 thousand to approximately $257 thousand for the three month period ended March 31, 2000 compared to the same period in 1999, respectively.

Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15,2000                          By: /s/ Paul W. Mobley
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                                                      Paul W. Mobley, Chairman